UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

GREENWAY MEDICAL TECHNOLOGIES, INC.

(Name of Subject Company (Issuer))

CRESTVIEW ACQUISITION CORP.

VCG HOLDINGS, LLC

(Name of Filing Persons (Offerors))

VISTA EQUITY PARTNERS FUND IV, L.P.

(Names of Filing Persons (Others))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

39679B103

(CUSIP Number of Class of Securities)

Brian Sheth

Michael Fosnaugh

Vista Equity Partners Fund IV, L.P.

401 Congress Avenue

Suite 3100

Austin, Texas 78701

(512) 730-2400

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

David Breach

Daniel Wolf

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable*	Not applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

The following is a press release issued by Vista Equity Partners Fund IV, Vitera Healthcare Solutions, LLC (an affiliate of Vista Equity Partners Fund IV) and Greenway Medical Technologies, Inc. on September 23, 2013, announcing the proposed tender offer and merger.

Greenway Medical Technologies and Vitera Healthcare Solutions to Combine

Vista Equity Partners, owner of Vitera, to acquire all outstanding Greenway common stock for $20.35 per share in a transaction valued at approximately $644 million

Carrollton, GA, and Tampa, FL, Sept. 23, 2013 – Greenway Medical Technologies, Inc. (NYSE: GWAY) today announced a definitive agreement which will result in the combination of the businesses of Greenway and Vitera Healthcare Solutions, LLC. The transaction will create a leader in healthcare information technology and services, offering a comprehensive set of solutions to improve clinical and financial outcomes in healthcare enterprises, ambulatory practices, public health, retail and other clinics nationwide. Following the closing of the transaction, the Vitera and Greenway businesses will serve nearly 13,000 medical organizations and 100,000 providers.

Under the terms of the agreement, Vista Equity Partners, which owns Vitera Healthcare Solutions, will pay Greenway stockholders $20.35 in cash for each share of Greenway common stock they hold. The price represents a 62% premium to Greenway’s 90-day volume weighted average stock price, and a 20% premium to Greenway’s closing share price the day before the merger agreement was signed. The all-cash transaction is valued at approximately $644 million. The Greenway Board of Directors has unanimously approved the definitive merger agreement. Upon closing, Greenway will operate as a privately held company.

“We are pleased to approve this agreement and look forward to completing this transaction,” said W. Thomas “Tommy” Green, founder of Greenway Medical Technologies and Chairman since the company’s inception in 1998. “It provides substantial cash value for our stockholders, and reflects our deep commitment to drive innovation that helps healthcare professionals succeed and thrive in today’s evolving healthcare landscape.”

It is anticipated that the Vitera and Greenway businesses will continue as Greenway Medical Technologies with the products and services of both Greenway and Vitera marketed under the Greenway brand. After closing, the two businesses will continue together to deliver best-in-class solutions and services, and enhancement of existing product platforms to ensure customers have the tools they need to address payment reform models and meet regulatory requirements such as Meaningful Use Stage 2 and the transition to ICD-10.

Greenway will continue to have headquarters and principal operations in Carrollton, GA, Tampa, FL and Birmingham, AL.

“This transaction presents an opportunity to offer even greater value to our customers,” said Matthew J. Hawkins, President and CEO of Vitera. “Combining our business with Greenway Medical Technologies demonstrates our intense focus on growth and our commitment to provide current and prospective customers with proven, integrated and easy-to-use solutions they need to grow profitably, increase practice efficiencies and improve patient outcomes in this ever-changing healthcare environment.”

“We are excited that the transaction will accelerate the execution of our clearly defined strategy of leading the electronification of healthcare, engaging consumers in the management of their own health and continuing to partner with providers to develop the tools to improve population health,” said Tee Green, President and CEO of Greenway.

Greenway’s platforms are consistently recognized for ease of use at the point of care, which has led to high adoption rates among care providers, as well as having an industry-leading interoperability strategy that promotes the flow of data across healthcare systems. Greenway’s clinically driven revenue cycle management platform enables providers to thrive while participating in evolving and increasingly more complex reimbursement programs that are based on clinical outcomes.

Vitera’s first-place EHR ranking from independent researcher Black Book Market Research, LLC and recent Customer Value Enhancement Award from Frost & Sullivan underscore the value of Vitera’s industry-leading solutions and services. Vitera’s portfolio of highly interoperable EHR and practice management solutions is ICD-10-enabled, certified for Meaningful Use Stage 2, and approved for pre-validation as a Patient-Centered Medical Home.

Under the terms of the agreement, an affiliate of Vista Equity Partners will commence a tender offer for all of the outstanding shares of Greenway’s common stock. Closing of the transaction is conditioned upon, among other things, satisfaction of a minimum tender condition, clearance under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976, and other customary closing conditions. The closing of the transaction is not contingent on financing. In the event that the minimum tender condition is not met, and in certain other circumstances, the parties have agreed to complete the transaction through a one-step merger after receipt of stockholder approval. Greenway expects the transaction to close in the fourth calendar quarter of 2013.

Certain of Greenway’s stockholders (Investor Group L.P., Investor Growth Capital Limited and Pamlico Capital II, L.P.), each of Greenway’s directors (W. Thomas Green, Jr., Wyche T. Green, III, Robert Hensley, Neal Morrison, Thomas T. Richards, Walter Turek and Noah Walley), and certain executive officers of Greenway, including Gregory H. Schulenburg (Executive Vice President and Chief Operating Officer), James A. Cochran (Chief Financial Officer) and William G. Esslinger, Jr. (Vice President, General Counsel and Secretary), have each agreed to tender their shares into the offer, and vote their shares in favor of the definitive merger agreement and the merger, subject to certain terms and conditions. These stockholders collectively own approximately 50.9% of Greenway’s outstanding shares. These agreements will terminate upon termination of the definitive merger agreement in accordance with its terms in order for the Company to accept a superior offer and upon certain other circumstances.

The affiliate of Vista has obtained equity and debt financing commitments for the transactions contemplated by the merger agreement, the aggregate proceeds of which will be sufficient for Vista’s affiliate to pay the aggregate merger consideration and all related fees and expenses. Vista has committed to capitalize its affiliate, at or immediately prior to the effective time of the merger, with an aggregate equity contribution in an amount up to $650 million, which will be sufficient for the Affiliate to consummate the transactions contemplated by the merger agreement even if Vista’s debt financing is not available, subject to the terms and conditions set forth in an equity funding commitment letter, dated as of September 23, 2013.

J.P. Morgan is serving as financial advisor to Greenway, and Paul Hastings LLP is serving as Greenway’s legal advisor. Jefferies LLC and BMO Capital Markets are serving as financial advisors to the buyer, and Kirkland & Ellis LLP is serving as the buyer’s legal advisor. Jefferies Finance LLC and BMO Capital Markets have agreed to provide debt financing in connection with the transaction.

For further information regarding all terms and conditions contained in the definitive merger agreement, please see Greenway’s Current Report on Form 8-K, which will be filed in connection with this transaction.

# # #

About Greenway and PrimeSUITE

Greenway Medical Technologies (NYSE: GWAY) delivers smarter information solutions that improve the financial performance of healthcare providers and enable them to deliver smarter care. Greenway PrimeSUITE® — the company’s certified, single-database electronic health record, practice management and interoperability solution platform — is complemented by an expanding array of integrated business and data services, including clinically driven revenue cycle management (RCM). Thousands of care providers across primary care and more than 30 specialties and sub-specialties use cloud-based or on-premise Greenway® solutions to improve outcomes in healthcare enterprises, physician practices, retail and other ambulatory clinics, and alternate care venues nationwide. For details, see greenwaymedical.com, Twitter, Facebook or YouTube.

About Vitera Healthcare Solutions

Vitera Healthcare Solutions provides end-to-end clinical and financial technology solutions so physicians and medical professionals can work with patients instead of paperwork. Serving more than 415,000 healthcare professionals including 85,000 physicians, Vitera Healthcare Solutions provides electronic health records and practice management systems, processes 33 million transactions and 2 million e-prescriptions monthly, and serves several specialties including primary care, OB/GYN, pediatrics, cardiology and orthopedics in all sized practices and Community Health Centers. Physician-focused and patient-centric, Vitera Healthcare Solutions is based in Tampa, FL. For more information, visit www.viterahealthcare.com or call (877) 932-6301. Follow Vitera Healthcare Solutions on Facebook at http://www.facebook.com/viterahealthcare, and Twitter at https://twitter.com/ViteraHealth.

About Vista Equity Partners

Vista Equity Partners, a U.S.-based private equity firm with offices in San Francisco, Chicago and Austin, currently invests over $7.1 billion in capital committed to dynamic, successful technology-based organizations led by world-class management teams with long-term perspective. Vista is a value-added investor, contributing professional expertise and multi-level support towards companies realizing their full potential. Vista’s investment approach is anchored by a sizable long-term capital base, experience in structuring technology-oriented transactions, and proven management techniques that yield flexibility and opportunity in private equity investing. For further information please visit www.vistaequitypartners.com.

Important Additional Information

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Greenway. The tender offer for securities of Greenway described in this press release has not yet been commenced. The offer to buy securities of Greenway described in this press release will be made only pursuant to the offer to purchase and related materials that Vista Equity Partners will file on Schedule TO with the SEC. At the same time or soon thereafter, Greenway will file its recommendation of the tender offer on Schedule 14D-9 with the SEC. In connection with the proposed transaction, Greenway will also file a preliminary proxy statement with the SEC. Additionally, Greenway and Vista Equity Partners will file other relevant materials in connection with the proposed acquisition of Greenway by affiliates of Vista Equity Partners pursuant to the terms of the merger agreement. INVESTORS AND STOCKHOLDERS OF GREENWAY ARE ADVISED TO READ THE SCHEDULE TO, THE SCHEDULE 14D-9, AND THE PRELIMINARY PROXY STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER OR MERGER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

Investors and stockholders may obtain free copies of the Schedule TO, Schedule 14D-9 and preliminary proxy statement, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available), at the SEC’s Web site at www.sec.gov or at Greenway’s Web site at www.greenwaymedical.com. The Schedule TO, Schedule 14D-9 and preliminary proxy statement, as each may be amended or supplemented from time to time, and such other documents may also be obtained, when available, for free from Greenway by contacting Greenway’s Investor Relations Department at 1.866.242.3805 or by email through Greenway’s investor relations page at http://ir.greenwaymedical.com/.

Greenway and its respective directors, executive officers and other members of its management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Greenway’s stockholders in connection with the proposed Merger. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Greenway’s executive officers and directors in the solicitation by reading Greenway’s proxy statement for its 2012 annual meeting of stockholders, the Annual Report on Form 10-K for the fiscal year ended June 30, 2013, and the proxy statement and other relevant materials which may be filed with the SEC in connection with the Merger when and if they become available. Information concerning the interests of Greenway’s participants in the solicitation, which may, in some cases, be different than those of the Company’s stockholders generally, will be set forth in the proxy statement relating to the Merger when it becomes available. Additional information regarding Greenway’s directors and executive officers is also included in Greenway’s proxy statement for its 2013 annual meeting of stockholders and is included in Part III of the Annual Report on Form 10-K for the fiscal year ended June 30, 2013.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements with respect to the tender offer and related transactions, including the benefits expected from the transaction and the expected timing of the completion of the transaction. When used in this press release, the words “can,” “will,” “intends,” “expects,” “is expected,” similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including uncertainties regarding the timing of the closing of the transaction, uncertainties as to how many stockholders of Greenway may tender their stock in the tender offer, the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, and general economic and business conditions. None of Vista Equity Partners, Vitera or Greenway assumes any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Factors that could cause actual results of the tender offer to differ materially include the following: the risk of failing to obtain any regulatory approvals or satisfy conditions to the transaction, the risk that Vista Equity Partners is unable to obtain adequate financing, the risk that the transaction will not close or that closing will be delayed, the risk that Greenway’s businesses will suffer due to uncertainty related to the transaction, the competitive environment in our industry and competitive responses to the transaction as well as risk factors set forth above. Further information on factors that could affect Greenway’s financial results is provided in documents filed by Greenway with the U.S. Securities and Exchange Commission, including Greenway’s recent filings on Form 10-Q and Form 10-K.

Greenway, the Greenway logo and PrimeSUITE are registered trademarks and the phrase “clinically driven revenue cycle management” is a trademark of Greenway Medical Technologies, Inc. Other product or company names are the property of their respective owners.

# # #

Greenway Media Contact:

Bob Kneeley

(678) 390-7262

BobKneeley@greenwaymedical.com

Vitera Healthcare Solutions Media Contact:

Elizabeth Glaser

Dodge Communications

(770) 576-2551

eglaser@dodgecommunications.com

The following communication was sent to all employees of Vitera Healthcare Solutions, LLC on September 23, 2013.

Confidential. For Internal Vitera Use Only.

Do Not Distribute Outside of Vitera Healthcare Solutions

Vitera Employee-Only FAQs

1.	What is happening with this transaction?

An agreement has been entered into for a transaction that will result in a combination of the businesses of Vitera Healthcare Solutions and Greenway Medical Technologies, Inc. Together, the companies will form one of the largest and most innovative providers of clinical, financial and patient engagement solutions in the industry. Upon the closing of the transaction, which is subject to customary closing conditions, the Vitera and Greenway businesses will operate as a private entity under the Greenway brand, and will continue to have headquarters and principal operations in Tampa, FL, Carrollton, GA, and Birmingham, AL.

2.	Why are we combining with Greenway Medical Technologies?

This is a unique opportunity to position Vitera as the leader in healthcare information technology and services, offering a comprehensive set of solutions to improve clinical and financial outcomes in healthcare enterprises, ambulatory practices, public health, retail and other clinics nationwide. This transaction is a significant development for both companies and for our industry, and it brings with it many opportunities for the customers we serve. The transaction will result in an expanded suite of services that helps our customers improve operational efficiencies, generate revenue and enhance patient health outcomes. It also affirms our intention to continue to be a significant player in the healthcare information technology market as vendor consolidation occurs.

3.	Why did we choose Greenway?

You may be familiar with Greenway. Established in 1998, Greenway is a nationally recognized provider of electronic health record, practice management, revenue cycle management, and connectivity solutions. Based in Carrollton, GA, about an hour from Atlanta, Greenway employs more than 800 staff members and serves nearly 2,400 customers and 14,500 providers in healthcare enterprises, physician practices, retail and other ambulatory clinics nationwide. Upon the completion of the transaction, the increased size and resources of the combined company will lead to the accelerated delivery of comprehensive solutions and services that improve clinical and financial outcomes, as well as to the delivery of add-on solutions, such as clinically driven revenue cycle management, that further drive value and increase return on investment for our customers.

4.	Why are we using the Greenway brand?

While we’ve made great strides in the past 22 months with Vitera’s brand, the Greenway name has greater recognition in the industry. The 15-year-old company has a deserved reputation for leadership and innovation. This is an opportunity for us to leverage a great brand and accelerate our interoperability capabilities. Ultimately, we are not focused on our name; we are focused on our goal of serving our customers.

5.	How does Greenway differentiate itself?

In the marketplace, Greenway focuses on being a proven HIT vendor. It emphasizes its interoperability and ability to foster collaboration across the community of health. It serves Patient-Centered Medical Homes, is ONC 2014 Edition certified, and has received a best of KLAS award. It touts smarter solutions for smarter healthcare.

6.	How will this transaction affect my current job at Vitera?

Right now, for both companies, it’s business as usual. Your good work has contributed to our ongoing success and helped Vitera take advantage of this opportunity. We are going to continue to need great people going forward. As you know, this is a performance-oriented business and we ask you all to continue doing the great work you’ve been doing. Both companies share an intense focus on customers and the support we provide them; let’s continue our commitment in that area.

7.	How will Vitera be integrated with Greenway?

Upon the closing of the transaction, which is subject to customary closing conditions, the combined businesses will operate as Greenway Medical Technologies, Inc., with the products and services of both Vitera and Greenway marketed under the Greenway brand. What will not change is our commitment to deliver best-in-class solutions and services.

8.	Which products will we support?

We will continue to support all of our existing products and make enhancements to our current product platforms to ensure customers have the tools they need to address issues such as new payment reform models and regulatory requirements, including Meaningful Use Stage 2 and the transition to ICD-10. We will also consider ways to make Vitera’s product platforms interoperable with Greenway’s product platforms and service offerings.

9.	Have our corporate goals or vision changed as a result of the transaction?

Our corporate goals and vision remain the same. The transaction is a natural progression of Vitera’s strategic intent to be a leader in healthcare information technology and to provide great technology and service to its customers. This transaction enables us to deliver even more fully on our goal to accelerate the development of new functionality, products and services, and on our pledge to help physician practices achieve greater success in today’s challenging healthcare environment.

10.	How does this transaction help Vitera customers?

Greenway brings with it extensive industry experience, a loyal client base and complementary products, such as revenue cycle management and connectivity solutions, which we can make available to our customers. Greenway’s platforms are recognized consistently for ease of use at the point of care, which has led to high adoption rates among care providers, as well as having an industry-leading interoperability strategy that promotes the flow of data across healthcare systems. Greenway’s clinically driven revenue cycle management platform enables providers to thrive while participating in evolving and increasingly more complex reimbursement programs that are based on clinical outcomes.

11.	How does this transaction help existing Greenway customers?

Greenway is committed to continuing its close relationships with its customers. With the transaction, its customers will have access to our portfolio of current and future high-quality products and services. Our first-place EHR ranking from independent researcher Black Book Market Research, LLC and our recent Customer Value Enhancement Award from Frost & Sullivan underscore the value of Vitera’s industry-leading solutions and services. Our portfolio of highly interoperable EHR and practice management solutions are ICD-10 enabled, certified for Meaningful Use Stage 2, and approved for prevalidation as a Patient-Centered Medical Home.

12.	How will customers be notified of the transaction?

All customers will receive an announcement via email, which is also being distributed today. This includes our channel partners, our Ambassadors and our Strategic Advisory Council. We have prepared a list of clients who will additionally be notified by a phone call. A member of the executive team will make those calls.

13.	We recently held VIBE. How do we respond to customers who attended and heard our vision for the future?

Our primary goal is to make sure our customers have a partner to rely on now and in the future. This transaction assures that. We are the same company, with the same vision, but now larger and more capable of helping them meet the healthcare challenges ahead. In Matt’s opening session presentation, he told customers that Vitera would continue to “grow and be a leader in market consolidation, prepare you for regulatory changes ahead, keep your practice connected in the healthcare ecosystem, help you thrive as new payment models take shape, and take patient engagement to the next level.” That is the ultimate goal of this transaction.

14.	How will we handle this in the media?

Vitera has distributed a press release announcing the transaction. We will communicate that this transaction supports our strategy for growth and reinforces our commitment to providing the solutions and services our customers need to successfully manage their practices. It is important not to answer or respond to questions from the media. Forward all such requests to Amanda Johnson via email or cell: (813) 362-3015.

15.	How will our competitors react to this news?

We anticipate that competitors will view this as a clear signal that Vitera is committed to aggressive growth, with the objective of expanding our portfolio of solutions and services. Competitors may try to exploit the transaction as another change and reinforce their position with their own customers to increase their visibility in the marketplace. If that occurs and prompts a customer inquiry, we can confidently reiterate the value current and future customers will receive as a result of this transaction. This transaction is a significant signal to the market that Vitera and Greenway are committed to customers and innovation, and will continue investing in healthcare information technology to ensure a bright future for customers and prospects.

16.	What if a Vitera customer has a question about the transaction that I can’t answer?

If you’re not sure of the answer, don’t guess. Please tell the customer that you will get back to them and seek out your immediate supervisor or manager for the answer. We will keep you, as well as our customers, informed and updated as we complete the transaction and integrate our operations and solutions.

17.	What do I do if I receive an inquiry from the media?

Do not answer or respond to media inquiries. Forward all such requests to Amanda Johnson via email or cell: (813) 362-3015.

Vitera Customer-Facing FAQs

How to respond to customer queries about the transaction with Greenway.

1.	I saw something about an agreement that has been entered into for a transaction that will result in a combination of the businesses of Vitera Healthcare Solutions and another company. Can you tell me more about that?

In order to better serve our customers and accelerate their interoperability capabilities in a quickly changing healthcare environment, Vitera’s owner is acquiring Greenway Medical Technologies. Together, the businesses of Vitera and Greenway will form one of the largest and most innovative providers of clinical, financial and patient engagement solutions in the industry.

2.	Will there still be a Vitera Healthcare Solutions?

Upon the closing of the transaction, which is subject to customary closing conditions, the combined businesses will operate as a private entity under the Greenway brand, with the products and services of both Vitera and Greenway marketed under the Greenway brand. What will not change is Vitera’s commitment to helping our customers. The transaction will result in an expanded suite of services that helps our customers improve operational efficiencies, generate revenue and enhance patient health outcomes. It will also give them access to greater connectivity with HIEs, immunization registries and hospitals. The combined businesses will continue to have headquarters and principal operations in Carrollton, GA, Tampa, FL and Birmingham, AL.

3.	What happens to my Vitera products?

Vitera will continue to support all of our existing products and make enhancements to our current product platforms to ensure customers have the tools they need to address issues such as new payment reform models and regulatory requirements, including Meaningful Use Stage 2 and the transition to ICD-10. We will also consider ways to make Vitera’s product platforms interoperable with Greenway Medical Technologies’ product platforms and service offerings in order to help customers benefit from the most innovative solutions and services offerings available and to foster a strong community of users who can share best practices among integrated solutions.

4.	Tell me more about Greenway.

Established in 1998, Greenway is a nationally recognized provider of electronic health record, practice management, revenue cycle management, and connectivity solutions. Based in Carrollton, GA, Greenway employs more than 800 staff members and serves nearly 2,400 customers and 14,500 providers in healthcare enterprises, physician practices, retail and other ambulatory clinics nationwide.

5.	Why did Vitera’s owner decide to pursue this transaction?

Our main mission is to make sure our customers have a partner to rely on now and in the future. This transaction assures that. Upon the completion of the transaction, the increased size and resources of the combined company will lead to the accelerated delivery of comprehensive solutions and services that improve clinical and financial outcomes, as well as to the delivery of add-on solutions such as clinically driven revenue cycle management that further drives value and increases return on investment for our customers.

6.	When is the transaction final?

The parties expect the transaction to close in the fourth calendar quarter of 2013. We will be working on integration planning between now and closing.

7.	How will this transaction affect service for Vitera customers?

As a Vitera customer, you should expect the same level of service or better as we continue to implement programs aimed at delivering innovative, easy-to-use solutions and improving our customer support. Our customers can also expect to benefit from having access to Greenway’s interoperability solutions that connect them across healthcare systems, as well as to innovative add-on products and service offerings. You can anticipate a deepening commitment by all of us at Vitera to work together tirelessly to help you optimize and grow your practice.

8.	Will I keep my current Vitera contacts?

We will continue to provide you with a well-trained, knowledgeable and caring support team.

9.	What does this mean for Greenway customers?

Greenway is committed to continuing its close relationships with its customers. With the transaction, its customers will have access to our portfolio of current and future high-quality products and services.

10.	Whom should I call if I need support or service?

You should continue to call 877-932-6301 for support-related issues or your sales representative for any specific product needs.

Important Additional Information

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Greenway. The tender offer for securities of Greenway described in this document has not yet been commenced. The offer to buy securities of Greenway described in this document will be made only pursuant to the offer to purchase and related materials that Vista Equity Partners will file on Schedule TO with the SEC. At the same time or soon thereafter, Greenway will file its recommendation of the tender offer on Schedule 14D-9 with the SEC. In connection with the proposed transaction, Greenway will also file a preliminary proxy statement with the SEC. Additionally, Greenway and Vista Equity Partners will file other relevant materials in connection with the proposed acquisition of Greenway by affiliates of Vista Equity Partners pursuant to the terms of the merger agreement. INVESTORS AND STOCKHOLDERS OF GREENWAY ARE ADVISED TO READ THE SCHEDULE TO, THE SCHEDULE 14D-9, AND THE PRELIMINARY PROXY STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER OR MERGER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

Investors and stockholders may obtain free copies of the Schedule TO, Schedule 14D-9 and preliminary proxy statement, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available), at the SEC’s Web site at www.sec.gov or at Greenway’s Web site at www.greenwaymedical.com. The Schedule TO, Schedule 14D-9 and preliminary proxy statement, as each may be amended or supplemented from time to time, and such other documents may also be obtained, when available, for free from Greenway by contacting Greenway’s Investor Relations Department at 1.866.242.3805 or by email through Greenway’s investor relations page at http://ir.greenwaymedical.com/.

Cautionary Note Regarding Forward-Looking Statements

This document contains forward-looking statements with respect to the tender offer and related transactions, including the benefits expected from the transaction and the expected timing of the completion of the transaction. When used in this document, the words “can,” “will,” “intends,” “expects,” “is expected,” similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including uncertainties regarding the timing of the closing of the transaction, uncertainties as to how many stockholders of Greenway may tender their stock in the tender offer, the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, and general economic and business conditions. None of Vista Equity Partners, Vitera or Greenway assumes any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Factors that could cause actual results of the tender offer to differ materially include the following: the risk of failing to obtain any regulatory approvals or satisfy conditions to the transaction, the risk that Vista Equity Partners is unable to obtain adequate financing, the risk that the transaction will not close or that closing will be delayed, the risk that Greenway’s businesses will suffer due to uncertainty related to the transaction, the competitive environment in our industry and competitive responses to the transaction as well as risk factors set forth above. Further information on factors that could affect Greenway’s financial results is provided in documents filed by Greenway with the U.S. Securities and Exchange Commission, including Greenway’s recent filings on Form 10-Q and Form 10-K.

The following letter was sent to all employees of Vitera Healthcare Solutions, LLC on September 23, 2013.

September 23, 2013

On behalf of the entire management team, I am pleased to announce that an agreement has been entered into for a transaction that will result in a combination of the businesses of Vitera Healthcare Solutions and Greenway Medical Technologies, Inc.

Greenway Medical Technologies is a nationally recognized provider of electronic health record, practice management, revenue cycle management, and interoperability solutions. Established in 1998, Greenway serves thousands of care providers across more than 30 specialties, helping to improve care coordination, quality and satisfaction in healthcare enterprises, physician practices, retail and other ambulatory clinics nationwide.

Greenway employs more than 800 staff members, and serves nearly 2,400 customers and 14,500 providers.

Upon the closing of the transaction, which is subject to customary closing conditions, the Vitera and Greenway businesses will continue as Greenway Medical Technologies, with the products and services of both Vitera and Greenway marketed under the Greenway brand. The combined businesses will continue to have headquarters and principal operations in Tampa, FL, Birmingham, AL, and Carrollton, GA, and will serve nearly 13,000 customers and 100,000 healthcare providers.

As we evaluated Greenway, we learned that we share an intense focus on product innovation, our customers and the support we provide them to prepare for regulatory changes ahead. Both Vitera and Greenway solutions have been certified for the Meaningful Use 2014 Edition, achieved Patient-Centered Medical Home prevalidation status, and will be fully ICD-10 ready by the end of the year.

This transaction is a significant development for both organizations and for our industry, and it brings with it many opportunities for the customers we serve. In uniting the strengths of both organizations, we can expand our product and services portfolio and bring to our customers the most innovative solutions on the market.

As a Vitera employee, you should feel proud that your efforts have contributed to this opportunity to become one of the best-positioned healthcare information technology leaders in the marketplace.

The transaction with Greenway is a testament to our intense focus on growth and our commitment to provide current and prospective customers with proven, integrated and easy-to-use solutions they need to grow profitably, work smarter, and improve patient outcomes.

I want to thank you all for your hard work and dedication. This transaction is a major milestone on our journey and could not have occurred without your continued commitment to our vision.

We will communicate with you openly throughout this process, and ask that you continue doing the great work you’ve been doing that has led us to this point.

Regards,

Matthew J. Hawkins

Chief Executive Officer

Important Additional Information

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Greenway. The tender offer for securities of Greenway described in this document has not yet been commenced. The offer to buy securities of Greenway described in this document will be made only pursuant to the offer to purchase and related materials that Vista Equity Partners will file on Schedule TO with the SEC. At the same time or soon thereafter, Greenway will file its recommendation of the tender offer on Schedule 14D-9 with the SEC. In connection with the proposed transaction, Greenway will also file a preliminary proxy statement with the SEC. Additionally, Greenway and Vista Equity Partners will file other relevant materials in connection with the proposed acquisition of Greenway by affiliates of Vista Equity Partners pursuant to the terms of the merger agreement. INVESTORS AND STOCKHOLDERS OF GREENWAY ARE ADVISED TO READ THE SCHEDULE TO, THE SCHEDULE 14D-9, AND THE PRELIMINARY PROXY STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER OR MERGER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

Investors and stockholders may obtain free copies of the Schedule TO, Schedule 14D-9 and preliminary proxy statement, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available), at the SEC’s Web site at www.sec.gov or at Greenway’s Web site at www.greenwaymedical.com. The Schedule TO, Schedule 14D-9 and preliminary proxy statement, as each may be amended or supplemented from time to time, and such other documents may also be obtained, when available, for free from Greenway by contacting Greenway’s Investor Relations Department at 1.866.242.3805 or by email through Greenway’s investor relations page at http://ir.greenwaymedical.com/.

Cautionary Note Regarding Forward-Looking Statements

This document contains forward-looking statements with respect to the tender offer and related transactions, including the benefits expected from the transaction and the expected timing of the completion of the transaction. When used in this document, the words “can,” “will,” “intends,” “expects,” “is expected,” similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including uncertainties regarding the timing of the closing of the transaction, uncertainties as to how many stockholders of Greenway may tender their stock in the tender offer, the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, and general economic and business conditions. None of Vista Equity Partners, Vitera or Greenway assumes any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Factors that could cause actual results of the tender offer to differ materially include the following: the risk of failing to obtain any regulatory approvals or satisfy conditions to the transaction, the risk that Vista Equity Partners is unable to obtain adequate financing, the risk that the transaction will not close or that closing will be delayed, the risk that Greenway’s businesses will suffer due to uncertainty related to the transaction, the competitive environment in our industry and competitive responses to the transaction as well as risk factors set forth above. Further information on factors that could affect Greenway’s financial results is provided in documents filed by Greenway with the U.S. Securities and Exchange Commission, including Greenway’s recent filings on Form 10-Q and Form 10-K.

1 Company Announcement Matthew Hawkins, CEO Sept. 23, 2013 The following presentation was made available to employees of Vitera Healthcare Solutions, LLC on September 23, 2013.

Combination of Vitera and Greenway Businesses
•
Vitera announced today that an agreement has been entered into for a transaction that will result in the combination of our business with Greenway Medical Technologies, Inc.
•
Greenway provides electronic health record, practice management, revenue cycle management, and interoperability solutions
•
Greenway is a good fit
– Highly customer-focused
– Reputation for innovation and industry leadership
– Leading interoperability capabilities
– Strong brand
– Well-established marketplace presence
•
Vitera will operate as Greenway Medical Technologies, Inc.
•
Both Vitera and Greenway products and services will be marketed under the Greenway brand

Who is Greenway?
• Founded in 1998
• Headquartered in Carrollton, GA, with
offices in Chicago and Dallas
• Serves healthcare enterprises, physician
practices, retail and other ambulatory
clinics nationwide
• 800 employees
• More than 2,400 customers
• More than 14,500 providers

Exciting Opportunity
• Validates our focus on growth and leading the marketplace consolidation
• Expands our market presence and suite of services to both large and small entities, as well as public health centers
• Positions us as a leader in healthcare information technology and services
• Introduces industry-leading interoperability solutions/strategies to our customers
• Builds deeper value for customers
• Creates a network of nearly 100,000 providers, across 30-plus specialties, for sharing best practices
• Deepens our industry expertise — combined 45 years’ experience

Communicating This Exciting News
• Monday, 4:30 p.m. – Press release distributed
• Monday, 4:30 p.m. – Vitera Town Hall Meeting #1 (A-L)
• Monday, 4:35 p.m. – Employee email and FAQs distributed
• Monday, 4:45 p.m. – All other communications began
Customer emails
Ambassadors
Strategic Advisory Committee
Channel partners
• Monday, 5:00 p.m. – Vitera Town Hall Meeting #2 (M-Z)
• Monday, 5:30 p.m. – Key customer phone outreach begins
•
• Business as usual; active planning underway for smooth integration
Tuesday – Additional customer and business partner outreach (as needed)

6 Media Inquiries • • It is important not to answer or respond to questions from the media. Forward all such requests to Amanda Johnson via email or cell: (813) 362-3015.

Disclaimers
      Important Additional Information
This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Greenway. The tender offer for securities of
Greenway described in this document has not yet been commenced. The offer to buy securities of Greenway described in this document will be made only pursuant to the offer to purchase and related materials that Vista Equity Partners will file on Schedule TO with the SEC. At the same time or soon thereafter, Greenway will file its recommendation of the tender offer on Schedule 14D-9 with the SEC. In connection with the proposed transaction, Greenway will also file a preliminary proxy statement with the SEC. Additionally,
Greenway and Vista Equity Partners will file other relevant materials in connection with the proposed acquisition of Greenway by affiliates of Vista Equity Partners pursuant to the terms of the merger agreement. INVESTORS AND STOCKHOLDERS OF GREENWAY
ARE ADVISED TO READ THE SCHEDULE TO, THE SCHEDULE 14D-9, AND THE PRELIMINARY PROXY STATEMENT, AS EACH MAY BE
AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY
BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER OR MERGER, BECAUSE THEY WILL
CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.
Investors and stockholders may obtain free copies of the Schedule TO, Schedule 14D-9 and preliminary proxy statement, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available), at the SEC’s Web site at
www.sec.gov or at Greenway’s Web site at www.greenwaymedical.com. The Schedule TO, Schedule 14D-9 and preliminary proxy statement, as each may be amended or supplemented from time to time, and such other documents may also be obtained, when available, for free from Greenway by contacting Greenway’s Investor Relations Department at 1.866.242.3805 or by email through
Greenway’s investor relations page at http://ir.greenwaymedical.com/.
     Cautionary Note Regarding Forward-Looking Statements
This document contains forward-looking statements with respect to the tender offer and related transactions, including the benefits expected from the transaction and the expected timing of the completion of the transaction. When used in this document, the words
“can,” “will,” “intends,” “expects,” “is expected,” similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including uncertainties regarding the timing of the closing of the transaction, uncertainties as to how many stockholders of Greenway may tender their stock in the tender offer, the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, and general economic and business conditions. None of Vista Equity Partners, Vitera or Greenway assumes any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.
Factors that could cause actual results of the tender offer to differ materially include the following: the risk of failing to obtain any regulatory approvals or satisfy conditions to the transaction, the risk that Vista Equity Partners is unable to obtain adequate financing, the risk that the transaction will not close or that closing will be delayed, the risk that Greenway’s businesses will suffer due to uncertainty related to the transaction, the competitive environment in our industry and competitive responses to the transaction as well as risk factors set forth above. Further information on factors that could affect Greenway’s financial results is provided in documents filed by Greenway with the U.S. Securities and Exchange Commission, including Greenway’s recent filings on Form 10-Q and Form 10-K.

The following letter was sent to all customers of Vitera Healthcare Solutions, LLC on September 23, 2013.

Dear Valued Customer,

Today, I am pleased to announce that an agreement has been entered into for a transaction that will result in a combination of the businesses of Vitera Healthcare Solutions and Greenway Medical Technologies, Inc., a nationally recognized and well-regarded provider of integrated electronic health record, practice management, revenue cycle management and interoperability solutions.

Upon the closing of the transaction, which is subject to customary closing conditions, the combined businesses will become one of the largest, most innovative healthcare information technology leaders in the industry. We will operate as Greenway Medical Technologies, with the solutions and services of both companies marketed under the Greenway brand.

Our combined businesses will continue to have headquarters and principal operations in Tampa, FL, Birmingham, AL, and Carrollton, GA.

We recognize that this transaction is a milestone for both companies and for our industry. It’s also a significant development for you, bringing with it many opportunities for your practice to grow profitably, increase efficiencies and improve patient outcomes in this new era of healthcare.

You will now have access to greater clinical connectivity with HIEs, immunization registries and hospitals, as well as additional tools that help you proactively manage the care of your patients. You will be able to tap into deep industry experience — a combined 45 years’ worth — that will guide you as you make important business decisions impacting your practice. You will also have a chance to share best practices among our nearly 100,000 providers, who represent 30-plus specialties across 13,000 healthcare enterprises, physician practices, retail and other ambulatory clinics nationwide.

As we make new opportunities available to you, I want to assure you that our commitment to you remains unchanged. We will continue to support our existing products and provide enhancements that meet your evolving needs. We will continue to provide you with a well-trained, knowledgeable and caring support team. And we’ll continue to offer practice insights through customer events and programs that help decrease costs, increase reimbursements, and foster patient engagement.

As we evaluated Greenway, we learned that we share an intense focus on product innovation, our customers and the support we provide them as they prepare for regulatory changes ahead. Both Vitera and Greenway solutions have been certified for the Meaningful Use 2014 Edition, have achieved NCQA Patient Centered Medical Home pre-certification validation, and will be fully ICD-10 ready by the end of the year.

Quite simply, I believe this transaction presents an opportunity for us to serve you even better.

I thank you for your loyalty and continued support as a valued customer. If you have any questions or comments you’d like to share, please don’t hesitate to contact your Vitera representative, or call (877) 932-6301.

Regards,

Matthew J. Hawkins

CEO, Vitera Healthcare Solutions

Important Additional Information

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Greenway. The tender offer for securities of Greenway described in this document has not yet been commenced. The offer to buy securities of Greenway described in this document will be made only pursuant to the offer to purchase and related materials that Vista Equity Partners will file on Schedule TO with the SEC. At the same time or soon thereafter, Greenway will file its recommendation of the tender offer on Schedule 14D-9 with the SEC. In connection with the proposed transaction, Greenway will also file a preliminary proxy statement with the SEC. Additionally, Greenway and Vista Equity Partners will file other relevant materials in connection with the proposed acquisition of Greenway by affiliates of Vista Equity Partners pursuant to the terms of the merger agreement. INVESTORS AND STOCKHOLDERS OF GREENWAY ARE ADVISED TO READ THE SCHEDULE TO, THE SCHEDULE 14D-9, AND THE PRELIMINARY PROXY STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER OR MERGER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

Investors and stockholders may obtain free copies of the Schedule TO, Schedule 14D-9 and preliminary proxy statement, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available), at the SEC’s Web site at www.sec.gov or at Greenway’s Web site at www.greemwaumedical.com. The Schedule TO, Schedule 14D-9 and preliminary proxy statement, as each may be amended or supplemented from time to time, and such other documents may also be obtained, when available, for free from Greenway by contacting Greenway’s Investor Relations Department at 1.866.242.3805 or by email through Greenway’s investor relations page at http://ir.greenwaymedical.com/.

Cautionary Note Regarding Forward-Looking Statements

This document contains forward-looking statements with respect to the tender offer and related transactions, including the benefits expected from the transaction and the expected timing of the completion of the transaction. When used in this document, the words “can,” “will,” “intends,” “expects,” “is expected,” similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including uncertainties regarding the timing of the closing of the transaction, uncertainties as to how many stockholders of Greenway may tender their stock in the tender offer, the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, and general economic and business conditions. None of Vista Equity Partners, Vitera or Greenway assumes any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Factors that could cause actual results of the tender offer to differ materially include the following: the risk of failing to obtain any regulatory approvals or satisfy conditions to the transaction, the risk that Vista Equity Partners is unable to obtain adequate financing, the risk that the transaction will not close or that closing will be delayed, the risk that Greenway’s businesses will suffer due to uncertainty related to the transaction, the competitive environment in our industry and competitive responses to the transaction as well as risk factors set forth above. Further information on factors that could affect Greenway’s financial results is provided in documents filed by Greenway with the U.S. Securities and Exchange Commission, including Greenway’s recent filings on Form 10-Q and Form 10-K.

The following letter was sent to all members of the Strategic Advisory Council of Vitera Healthcare Solutions, LLC on September 23, 2013.

Dear Strategic Advisory Council Member,

You may have seen the exciting news today: We have announced that an agreement has been entered into for a transaction that will result in the combination of our business with Greenway Medical Technologies, Inc., a nationally recognized provider of electronic health record, practice management, revenue cycle management and interoperability solutions.

Together, Vitera Healthcare Solutions and Greenway will form one of the largest and most innovative providers of clinical, financial and patient engagement solutions in the industry.

Because we place so much value on our relationship with our Strategic Advisory Council members, I want to personally let you know that I believe this transaction presents an opportunity for us to serve you even better. I also want to assure you that our commitment to you and your organization remains unchanged.

Vitera remains dedicated to delivering best-in-class solutions and services and continued enhancement of existing product platforms to ensure you have the tools your organization needs to grow profitably, improve practice performance and patient care, and prepare for regulatory changes ahead.

Upon the closing of the transaction, which is subject to customary closing conditions, the combined businesses will continue as Greenway Medical Technologies, with the products and services of both Vitera and Greenway marketed under the Greenway brand.

I want to thank you for your support and loyalty. I look forward to continuing to build our partnership.

We will share more information with you regarding the transaction after it closes, and will be working with the Greenway team over the coming months to determine how best to leverage our mutual strengths to deepen our relationship with you.

If you have any questions or comments you’d like to share, please don’t hesitate to contact your Vitera representative.

Sincerely,

Matthew J. Hawkins

CEO, Vitera Healthcare Solutions

Important Additional Information

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Greenway. The tender offer for securities of Greenway described in this document has not yet been commenced. The offer to buy securities of Greenway described in this document will be made only pursuant to the offer to purchase and related materials that Vista Equity Partners will file on Schedule TO with the SEC. At the same time or soon thereafter, Greenway will file its recommendation of the tender offer on Schedule 14D-9 with the SEC. In connection with the proposed transaction, Greenway will also file a preliminary proxy statement with the SEC. Additionally, Greenway and Vista Equity Partners will file other relevant materials in connection with the proposed acquisition of Greenway by affiliates of Vista Equity Partners pursuant to the terms of the merger agreement. INVESTORS AND STOCKHOLDERS OF GREENWAY ARE ADVISED TO READ THE SCHEDULE TO, THE SCHEDULE 14D-9, AND THE PRELIMINARY PROXY STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER OR MERGER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

Investors and stockholders may obtain free copies of the Schedule TO, Schedule 14D-9 and preliminary proxy statement, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available), at the SEC’s Web site at www.sec.gov or at Greenway’s Web site at www.greenwaymedical.com. The Schedule TO, Schedule 14D-9 and preliminary proxy statement, as each may be amended or supplemented from time to time, and such other documents may also be obtained, when available, for free from Greenway by contacting Greenway’s Investor Relations Department at 1.866.242.3805 or by email through Greenway’s investor relations page at http://ir.greenwaymedical.com/.

Cautionary Note Regarding Forward-Looking Statements

This document contains forward-looking statements with respect to the tender offer and related transactions, including the benefits expected from the transaction and the expected timing of the completion of the transaction. When used in this document, the words “can,” “will,” “intends,” “expects,” “is expected,” similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including uncertainties regarding the timing of the closing of the transaction, uncertainties as to how many stockholders of Greenway may tender their stock in the tender offer, the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, and general economic and business conditions. None of Vista Equity Partners, Vitera or Greenway assumes any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Factors that could cause actual results of the tender offer to differ materially include the following: the risk of failing to obtain any regulatory approvals or satisfy conditions to the transaction, the risk that Vista Equity Partners is unable to obtain adequate financing, the risk that the transaction will not close or that closing will be delayed, the risk that Greenway’s businesses will suffer due to uncertainty related to the transaction, the competitive environment in our industry and competitive responses to the transaction as well as risk factors set forth above. Further information on factors that could affect Greenway’s financial results is provided in documents filed by Greenway with the U.S. Securities and Exchange Commission, including Greenway’s recent filings on Form 10-Q and Form 10-K.

The following letter was sent to all Ambassadors of Vitera Healthcare Solutions, LLC on September 23, 2013.

Dear Ambassador,

You may have seen the exciting news today: We have announced that an agreement has been entered into for a transaction that will result in the combination of our business with Greenway Medical Technologies, Inc., a nationally recognized provider of electronic health record, practice management, revenue cycle management and interoperability solutions.

Together, Vitera Healthcare Solutions and Greenway will form one of the largest and most innovative providers of clinical, financial and patient engagement solutions in the industry.

Because we place so much value on our relationship with our Ambassadors, I want to personally let you know that I believe this transaction presents an opportunity for us to serve you even better. I also want to assure you that our commitment to you and your organization remains unchanged.

Vitera remains dedicated to delivering best-in-class solutions and services and continued enhancement of existing product platforms to ensure you have the tools your organization needs to grow profitably, improve practice performance and patient care, and prepare for regulatory changes ahead.

Upon the closing of the transaction, which is subject to customary closing conditions, the combined businesses will continue as Greenway Medical Technologies, with the products and services of both Vitera and Greenway marketed under the Greenway brand.

I want to thank you for your support and loyalty. I look forward to continuing to build our partnership.

We will share more information with you regarding the transaction after it closes, and will be working with the Greenway team over the coming months to determine how best to leverage our mutual strengths to deepen our relationship with you.

If you have any questions or comments you’d like to share, please don’t hesitate to contact me.

Sincerely,

Matthew J. Hawkins

CEO, Vitera Healthcare Solutions

Important Additional Information

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Greenway. The tender offer for securities of Greenway described in this document has not yet been commenced. The offer to buy securities of Greenway described in this document will be made only pursuant to the offer to purchase and related materials that Vista Equity Partners will file on Schedule TO with the SEC. At the same time or soon thereafter, Greenway will file its recommendation of the tender offer on Schedule 14D-9 with the SEC. In connection with the proposed transaction, Greenway will also file a preliminary proxy statement with the SEC. Additionally, Greenway and Vista Equity Partners will file other relevant materials in connection with the proposed acquisition of Greenway by affiliates of Vista Equity Partners pursuant to the terms of the merger agreement. INVESTORS AND STOCKHOLDERS OF GREENWAY ARE ADVISED TO READ THE SCHEDULE TO, THE SCHEDULE 14D-9, AND THE PRELIMINARY PROXY STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER OR MERGER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

Investors and stockholders may obtain free copies of the Schedule TO, Schedule 14D-9 and preliminary proxy statement, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available), at the SEC’s Web site at www.sec.gov or at Greenway’s Web site at www.greenwaymedical.com. The Schedule TO, Schedule 14D-9 and preliminary proxy statement, as each may be amended or supplemented from time to time, and such other documents may also be obtained, when available, for free from Greenway by contacting Greenway’s Investor Relations Department at 1.866.242.3805 or by email through Greenway’s investor relations page at http://ir.greenwaymedical.com/.

Cautionary Note Regarding Forward-Looking Statements

This document contains forward-looking statements with respect to the tender offer and related transactions, including the benefits expected from the transaction and the expected timing of the completion of the transaction. When used in this document, the words “can,” “will,” “intends,” “expects,” “is expected,” similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including uncertainties regarding the timing of the closing of the transaction, uncertainties as to how many stockholders of Greenway may tender their stock in the tender offer, the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, and general economic and business conditions. None of Vista Equity Partners, Vitera or Greenway assumes any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Factors that could cause actual results of the tender offer to differ materially include the following: the risk of failing to obtain any regulatory approvals or satisfy conditions to the transaction, the risk that Vista Equity Partners is unable to obtain adequate financing, the risk that the transaction will not close or that closing will be delayed, the risk that Greenway’s businesses will suffer due to uncertainty related to the transaction, the competitive environment in our industry and competitive responses to the transaction as well as risk factors set forth above. Further information on factors that could affect Greenway’s financial results is provided in documents filed by Greenway with the U.S. Securities and Exchange Commission, including Greenway’s recent filings on Form 10-Q and Form 10-K.

The following letter was sent to all channel partners of Vitera Healthcare Solutions, LLC on September 23, 2013.

Dear Valued Channel Partner,

On behalf of all of us at Vitera Healthcare Solutions, I am pleased to share some exciting news with you: Today, we announced that an agreement has been entered into for a transaction that will result in the combination of our business with Greenway Medical Technologies, Inc., a nationally recognized provider of electronic health record, practice management, revenue cycle management and interoperability solutions.

Together, our two businesses will form one of the largest and most innovative providers of clinical, financial and patient engagement solutions in the industry, serving nearly 13,000 medical organizations and 100,000 providers.

Upon the closing of the transaction, which is subject to customary closing conditions, the combined businesses will continue as Greenway Medical Technologies, with the products and services of both Vitera and Greenway marketed under the Greenway brand.

Our combined businesses will continue to have headquarters and principal operations in Tampa, FL, Birmingham, AL, and Carrollton, GA.

Because we place so much value on our relationship with our business partners, I want to personally assure you that our commitment to you and your customers remains unchanged.

Vitera remains committed to delivering best-in-class solutions and services and continued enhancement of existing product platforms to ensure your customers have the tools they need to grow profitably, improve practice performance and patient care, and prepare for regulatory changes ahead.

We believe this transaction presents an opportunity for us to serve you even better.

I thank you for your support and loyalty and look forward to continuing to build our partnership with you.

We look forward to sharing more information regarding the transaction after it closes, and will be working with the Greenway team over the coming months to determine how best to leverage our mutual strengths to deepen our relationship with you.

If you have any questions or comments you’d like to share, please don’t hesitate to your Vitera representative.

Sincerely,

Matthew J. Hawkins

CEO, Vitera Healthcare Solutions

Important Additional Information

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Greenway. The tender offer for securities of Greenway described in this document has not yet been commenced. The offer to buy securities of Greenway described in this document will be made only pursuant to the offer to purchase and related materials that Vista Equity Partners will file on Schedule TO with the SEC. At the same time or soon thereafter, Greenway will file its recommendation of the tender offer on Schedule 14D-9 with the SEC. In connection with the proposed transaction, Greenway will also file a preliminary proxy statement with the SEC. Additionally, Greenway and Vista Equity Partners will file other relevant materials in connection with the proposed acquisition of Greenway by affiliates of Vista Equity Partners pursuant to the terms of the merger agreement. INVESTORS AND STOCKHOLDERS OF GREENWAY ARE ADVISED TO READ THE SCHEDULE TO, THE SCHEDULE 14D-9, AND THE PRELIMINARY PROXY STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER OR MERGER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

Investors and stockholders may obtain free copies of the Schedule TO, Schedule 14D-9 and preliminary proxy statement, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available), at the SEC’s Web site at www.sec.gov or at Greenway’s Web site at www.greenwaymedical.com. The Schedule TO, Schedule 14D-9 and preliminary proxy statement, as each may be amended or supplemented from time to time, and such other documents may also be obtained, when available, for free from Greenway by contacting Greenway’s Investor Relations Department at 1.866.242.3805 or by email through Greenway’s investor relations page at http://ir.greenwaymedical.com/.

Cautionary Note Regarding Forward-Looking Statements

This document contains forward-looking statements with respect to the tender offer and related transactions, including the benefits expected from the transaction and the expected timing of the completion of the transaction. When used in this document, the words “can,” “will,” “intends,” “expects,” “is expected,” similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including uncertainties regarding the timing of the closing of the transaction, uncertainties as to how many stockholders of Greenway may tender their stock in the tender offer, the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, and general economic and business conditions. None of Vista Equity Partners, Vitera or Greenway assumes any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Factors that could cause actual results of the tender offer to differ materially include the following: the risk of failing to obtain any regulatory approvals or satisfy conditions to the transaction, the risk that Vista Equity Partners is unable to obtain adequate financing, the risk that the transaction will not close or that closing will be delayed, the risk that Greenway’s businesses will suffer due to uncertainty related to the transaction, the competitive environment in our industry and competitive responses to the transaction as well as risk factors set forth above. Further information on factors that could affect Greenway’s financial results is provided in documents filed by Greenway with the U.S. Securities and Exchange Commission, including Greenway’s recent filings on Form 10-Q and Form 10-K.